Exhibit 99.1

May 25, 2017

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders of Wix.com Ltd. (the “Meeting”), to be held on June 26, 2017 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our Board of Directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on May 22, 2017 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely, MARK TLUSZCZ Chairman of the Board of Directors

Notice of Annual General Meeting of Shareholders

To be Held on June 26, 2017

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders (the “Meeting”) of Wix.com Ltd. (the “Company”), to be held on Monday, June 26, 2017 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel (the telephone number at that address is +972-3-545-4900).

The following matters are on the agenda for the Meeting:

(1)
to re-elect Allon Bloch and Erika Rottenberg as Class I directors, to serve until the Company’s annual general meeting of shareholders in 2020, and until their respective successors are duly elected and qualified;

(2)	as required by Israeli law, to readopt our executive and director compensation policies;

(3)	to increase the annual equity grant of the Company’s Chairman of the Board of Directors; and

(4)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2017 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing proposals, when proposal no. 4 is raised, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2016.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on May 22, 2017.  You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on May 22, 2017, or which appears in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement.  If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on May 22, 2017, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).  Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions.

Our Board recommends that you vote FOR each of the above proposals, which will be described in the Proxy Statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place or to a day, time and place).  If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Each ordinary share is entitled to one vote upon each of the proposals to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals.  In addition, a special majority vote will be required for approval of proposal No. 2.  In order to approve proposal No. 2, the affirmative vote of the ordinary shares must either include a majority of the ordinary shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the re-adoption of the compensation policies, not taking into consideration abstentions, or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of our outstanding ordinary shares.

This notice is being sent to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, and our Articles of Association.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is May 24, 2017.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card will be distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K.  Shareholders will also be able to review the proxy statement at the “Investor Relations” portion of our website, http://investors.wix.com/ or at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, upon prior notice and during regular working hours (telephone number: +972-3-545-4900) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by our transfer agent or at our registered office no later than 11:59 p.m. EST on June 25, 2017 to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions will be provided both in the Proxy Statement and in the proxy card.

By Order of the Board of Directors, Mark Tluszcz Chairman of the Board of Directors

Proxy Statement
______________

Annual General Meeting of Shareholders

To Be Held on June 26, 2017

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of Wix.com Ltd. (the “Company”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of shareholders.  The Meeting will be held on June 26, 2017 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available to holders of Wix ordinary shares, beginning June 1, 2017.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on May 22, 2017.  You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on May 22, 2017, or which appears in the participant listing of a securities depository on that date.  You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)
to re-elect Allon Bloch and Erika Rottenberg as Class I directors, to serve until the Company’s annual general meeting of shareholders in 2020, and until their respective successors are duly elected and qualified;

(2)	as required by Israeli law, to readopt our executive and director compensation policies;

(3)	to increase the annual equity grant of the Company’s Chairman of the Board of Directors; and

(4)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2017 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

In addition to considering the foregoing proposals, when proposal no. 4 is raised, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2016.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On May 22, 2017, the record date for the Meeting, we had a total of 45,456,521 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on the record date is entitled to one vote on each of the proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place or to a day, time and place).  If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners.  The only item on the Meeting agenda that may be considered routine is Proposal no. 4 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals.  In addition, a special majority vote will be required for approval of proposal No. 2.  In order to approve proposal No. 2, the affirmative vote of the ordinary shares must either include a majority of the ordinary shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the re-adoption of the compensation policies, not taking into consideration abstentions, or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of our outstanding ordinary shares.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

Registered Holders

If you are a shareholder of record whose shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York, you can vote your shares by attending the Meeting or by completing and signing a proxy card.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, or our registrar and transfer agent receives it in the enclosed envelope no later than 11:59 p.m. EST on June 25, 2017.

If you provide specific instructions (by marking a box) with regard to the proposals, your ordinary shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction card without giving specific instructions your shares will be voted in favor of each proposal in accordance with the recommendation of the Board.  The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting.

Beneficial Owners

If you are a beneficial owner of the shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.  Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to be notified about the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on May 22, 2017.  You are also entitled to be notified about the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on May 22, 2017, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, Attn: Eitan Israeli, Secretary, at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairperson of the Meeting; or (iii) by attending and voting in person at the Meeting.  Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning June 1, 2017.  Certain officers, directors, employees and agents of Wix, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Corporate Secretary based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our website, http://investors.wix.com/.  The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF
 CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of May 22, 2017.  Except as otherwise set forth below, the street address of the beneficial owners is c/o Wix.com Ltd., 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percentage of Ownership (2)

T. Rowe Price Associates Inc. (3)	5,543,422	12.2%
Entities affiliated with Mangrove Capital Partners (4)	4,530,490	10.0%
Entities affiliated with Steadfast Capital Management (5)	3,824,000	8.4%
FMR LLC (6)	3,601,382	7.9%
All executive officers and directors as a group (12 persons) (7)	7,494,379	15.9%
     _____________

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, and to restricted share units (RSUs) that are exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 45,456,521 ordinary shares issued and outstanding as of May 22, 2017.

(3)
This information is based upon a Schedule 13G filed by T. Rowe Price Associates, Inc. (“T. Rowe Price”) and T. Rowe Price New Horizons Fund, Inc. (“T. Rowe Price New Horizons”) with the SEC on February 7, 2017. Shares beneficially owned consist of 5,543,422 shares held by T. Rowe Price New Horizons and T. Rowe Price, both of which are companies incorporated and organized under the laws of the state of Maryland, United States. T. Rowe Price is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 and an Investment Company registered under Section 8 of the Investment Company Act of 1940. T Rowe Price does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.  The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which T. Rowe Price serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. The address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202.

(4)
Based on a Schedule 13G/A filed by Mangrove II Investments Sarl on January 24, 2017 and other information available to us, shares beneficially owned consists of 4,463,319, shares held by Mangrove II Investments Sarl, and 67,171 shares held by Mangrove Partners SCSp. Mangrove II Investments Sarl is a limited liability company incorporated and organized under the laws of Luxembourg. Mangrove II S.C.A. SICAR is the owner of 100% of the share capital of Mangrove II Investments Sarl. Mangrove II S.C.A. SICAR is a fund incorporated and organized under the laws of Luxembourg in the form of a partnership limited by shares and regulated by the Luxembourg CSSF (Commission de Surveillance du Secteur Financier). Mangrove II S.C.A. SICAR is managed by Mangrove II Management S.A., a limited liability company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove II Management S.A. are Mark Tluszcz, Willibrord Ehses and Hans-Jürgen Schmitz. Mangrove Capital Partners’ address is 31 Boulevard Joseph II, L-1840, Luxembourg. Mangrove Partners SCSp is managed by Mangrove Founders Sarl, a company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove Partners SCSp are Hans-Jurgen Schmitz and Willigrord Ehses.

(5)
This information is based upon a Schedule 13G/A filed by Robert S. Pitts, Jr., Steadfast Capital Management LP (“Steadfast Management”), Steadfast Advisors LP (“Steadfast Advisors”), Steadfast  Long Financial LP (the “Long Investment Manager”), Steadfast Capital, L.P. (“Steadfast Capital”), American Steadfast, L.P. (“American Steadfast”), Steadfast International Master Fund Ltd. (the “Offshore Fund”) and Steadfast Long Capital, L.P. (“Long Capital”) (collectively, the “Steadfast Affiliates”) with the SEC on January 31, 2017. Mr. Pitts (beneficial owner of 3,824,000 ordinary shares) is the controlling principal of Steadfast Management (beneficial owner of 3,632,166 ordinary shares), Steadfast Advisors (beneficial owner of 157,874 ordinary shares) and the Long Investment Manager (beneficial owner of 33,970 shares). Steadfast Advisors has the power to vote and dispose of the securities held by Steadfast Capital (beneficial owner of 157,864 ordinary shares). Steadfast Management has the power to vote and dispose of the securities held by American Steadfast (beneficial owner of 1,289,819 ordinary shares) and the Offshore Fund (beneficial owner of 2,342,347 ordinary shares). The Long Investment Manager has the power to vote and dispose of the securities held by Long Capital (beneficial owner of 33,970 ordinary shares). The Offshore Fund lists its address as c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman KY1-1108. The other Steadfast Affiliates list their address as 450 Park Avenue, 20th Floor, New York, New York 10022.

(6)
This information is based upon a Schedule 13G/A filed by FMR LLC (“FMR”), with the SEC on February 14, 2017. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210. Pursuant to the Schedule 13G/A, FMR has sole voting power over 490,042 shares and sole dispositive power over 3,601,382 shares.  Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(7)
Consists of (i) 5,718,659 ordinary shares directly or beneficially owned by Wix’s directors and executive officers; and (ii) 1,775,720 ordinary shares constituting the cumulative aggregate number of options and restricted share units granted to the executive officers and directors which will have vested prior to July 22, 2017 and have not been exercised as of May 22, 2017. The numbers include also the shares held by entities affiliated with Mangrove Capital Partners over which Mr. Tluszcz may be deemed to share voting and dispositive power.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2016 by our five most highly-compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 28, 2017, a copy of which is available on our website at http://investors.wix.com/.

PROPOSAL 1 – PROPOSAL TO RE-ELECT TWO DIRECTORS

Background

Our Board currently has eight directors and is divided into three classes with staggered three-year terms as follows:

•	the Class I directors are Allon Bloch and Erika Rottenberg, and their terms expire at this Meeting;

•	the Class II directors are Yuval Cohen, Ron Gutler and Roy Saar, and their terms expire at our annual meeting of shareholders to be held in 2018; and

•	the Class III directors are Avishai Abrahami, Giora Kaplan and Mark Tluszcz, and their terms expire at our annual meeting of shareholders to be held in 2019.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

You are being asked to re-elect Allon Bloch and Erika Rottenberg. Our Board has determined that Ms. Rottenberg qualifies as an independent director under the listing standards of The NASDAQ Stock Market and under the independence requirements of Rule 10A-3(b)(1) and Rule 10C-3 of the U.S. Securities Exchange Act of 1934, as amended, relating to independence criteria applicable to audit committee members and compensation committee members. Our Board has determined that Mr. Allon Bloch qualifies as an independent director under the listing standards of the NASDAQ Stock Market.

If re-elected at the Meeting, each of Allon Bloch and Erika Rottenberg will serve until the 2020 annual general meeting of our shareholders, and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, each of Allon Bloch and Erika Rottenberg has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of Wix, taking into account the size and special needs of Wix.

During 2016, both directors standing for re-election at the Meeting attended more than 75% of our Board meetings and more than 75% of the meetings of each of the committees of the Board, as applicable, on which such director served since his or her appointment.

The nominating and corporate governance committee of our Board recommended that each of Allon Bloch and Erika Rottenberg be re-elected at the Meeting as a Class I director for a term to expire at the 2020 annual general meeting.  Our Board approved this recommendation.

Biographical information concerning Mr. Bloch and Ms. Rottenberg, the nominees for re-election as directors at this Meeting, and for each of the other directors is set forth below.

Class I Directors:

Allon Bloch, 46, has served as a member of our Board since July 2016.  Mr. Bloch also served as a member of our Board from January 2008 through August 2013, and as our President and Co-Chief Executive Officer from 2008 through September 2010. From July 2014 through June 2016, Mr. Bloch served as Chief Executive Officer of Vroom, Inc., a leading online US car retailer, and from October 2010 through June 2014 as Chief Executive Officer of Dolphin Software Ltd, which does business as “mySupermarket”, a private online grocery shopping company.  Since July 2012, Mr. Bloch has also served as an advisor to Greylock Partners Israel and Europe Fund, a venture capital firm focused on technology start-ups.  From 2000 to 2007, Mr. Bloch served as a Principal and General Partner at Jerusalem Venture Partners, a leading early stage venture capital firm based in Israel. In this capacity, Mr. Bloch invested in several successful outcomes including CyberArk. Prior to that, between 1997 through 2000, he was a consultant in McKinsey & Company’s.  Mr. Bloch holds a B.Sc. in Biology from Tel Aviv University and an M.B.A. from Columbia University.

Erika Rottenberg, 54, has served as a member of our Board since October 2014 and also, since 2015, serves on each of the Compensation, Audit and Nominating & Governance Committees. Since June 2016, Ms. Rottenberg also serves on the Board of Directors and on the Audit and Compensation Committees of Twilio, a leading cloud communications platform company. From July 2008 until September 2014, Ms. Rottenberg was Vice President, General Counsel and Secretary of LinkedIn Corporation, the world’s largest professional networking company on the internet. Prior to LinkedIn, Ms.  Rottenberg served as Senior Vice President, General Counsel and Secretary for SumTotal Systems, Inc., a talent management enterprise software company, from March 2004 to July 2008. Prior to SumTotal, Ms. Rottenberg served in several roles, including most recently as Vice President, Strategic Development and General Counsel, at Creative Labs, Inc., a computer peripheral and digital entertainment product company.  Ms.  Rottenberg began her legal career at the Silicon Valley-based law firm of Cooley LLP where she practiced corporate and employment law.  Ms.  Rottenberg serves on advisory boards of private companies, and the boards of directors of the Girl Scouts of Northern California, the Center for Democracy and Technology (CDT) and the Silicon Valley Law Foundation. She holds a J.D. from the University of California, Berkeley’s Boalt Hall School of Law and a B.S. in Special and Elementary Education from State University of New York at Geneseo.

Class II Directors:

Yuval Cohen, 54, has served as a member of our Board since August 2013.  Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003, managing approximately $1 billion that invests in Israeli-related technology and industrial companies.  From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund. Mr. Cohen currently serves as the Chairman of the Board of Directors of Kornit Digital Ltd. as well as a director of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Ron Gutler, 59, has served as a member of our Board since July 2013, as our lead independent director since February 2016.  From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler is currently a director of CyberArk Software Ltd., an Israeli information security company, Psagot Investment House, Psagot Securities, Poalim Securities USA Inc., and CyberArk Software Ltd., an Israeli information security company traded on NASDAQ, and a member of the Advisory Board of Poalim Real Estate, which is part of Poalim Capital Market Group. Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

Roy Saar, 46, has served as a member of our Board since January 2007.  Since 2011 Mr. Saar has been a consultant to Mangrove III Investment Fund, a European venture capital firm.  In 1998, he co-founded Sphera Corporation, a virtual servers’ technology vendor for SaaS providers.  In 2002, Mr. Saar co-founded RFcell Technologies Ltd., a wireless product and service provider in Israel.  Mr. Saar is currently a member of the board of directors of several private companies.  Mr. Saar holds a B.A. in Business Administration and Economy from Tel Aviv University.

Class III Directors:

Avishai Abrahami, 46, is our Co-Founder, and has served as our Chief Executive Officer since September 2010, was our Co-Chief Executive Officer and a director since October 2006, and has served as the Chairman of our Board from November 2013 until February 2016, at which time he was appointed Honorary Chairman.  Mr. Abrahami currently serves as a member of the board of directors of SodaStream International Ltd. From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology.  In 1998 he co-founded Sphera Corporation, a private company which develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and its Vice President of Product Marketing from 2000 until 2003.  In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until the company’s sale in 1997.  Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

Giora Kaplan, 46, is our Co-Founder, and has served as our Chief Technology Officer since March 2008, was our Co-Chief Executive Officer from 2006 to March 2008, and has served as one of our directors since 2006.  From 2004 to 2006, he served as a technology and product management consultant to several start-up companies.  Mr. Kaplan was the founder and Chief Executive Officer of Promotix Technologies Ltd., an Internet advertising and publishing company, from 1999 to 2001.  He also co-founded and served as Chief Technology Officer of Optimedia Ltd., an electronic and online publishing company, from 1992 to 1999.  Mr. Kaplan served in the Israeli Defense Forces’ elite computer intelligence unit from 1988 until 1991.

Mark Tluszcz, 50, has served as the Chairman of our Board since February 2016, as a member of our Board since June 2010 and as a member of our Compensation Committee as of May 2016.  Mr. Tluszcz is the Co-Founder and CEO of Mangrove Capital Partners, a leading venture capital firm, since 2000.  Mark was named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology and selected in 2012 and 2014 as one of the 100 most influential persons in Luxembourg.  Mr. Tluszcz currently serves on the board of directors of STS Media, Inc. (trading as FreedomPop), JobToday S.A. and Galencium Health S.L. Mr. Tluszcz holds a Bachelor of Arts degree with honors from Eckerd College, St. Petersburg, Florida.

Proposal

The shareholders are being asked to re-elect each of Mr. Bloch and Ms. Rottenberg for a term to expire at the 2020 annual general meeting of our shareholders, and until his or her respective successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Allon Bloch be re-elected as a Class I director, to serve until the 2020 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

FURTHER RESOLVED, that Erika Rottenberg be re-elected as a Class I director, to serve until the 2020 annual meeting of shareholders and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

Vote Required

 See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Mr. Bloch and Ms. Rottenberg as a Class I director for a term to expire at the 2020 annual general meeting.

PROPOSAL 2 – PROPOSAL TO READOPT THE EXECUTIVE AND DIRECTOR
COMPENSATION POLICIES

Background

Pursuant to the Companies Law, all public Israeli companies, including companies whose shares are only publicly-traded outside of Israel, such as Wix, are required to adopt a written compensation policy for their executives and directors, which addresses certain items prescribed by the Companies Law.  The adoption, amendment and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board and shareholders at least once every three years, except that the approval of the shareholders may be waived in certain circumstances prescribed by the Companies Law.

In 2014, in accordance with such Israeli law requirements, our Compensation Committee reviewed and adopted written compensation policies for our executives and directors (“Compensation Policies”), which address the items prescribed by the Companies Law, and our Board and shareholders subsequently approved the policies.

In accordance with the Israeli law requirement that such Compensation Policies be reviewed and readopted every three years, our Compensation Committee reviewed our Compensation Policies.  Generally, the terms of the Compensation Policies (as proposed to be updated), remain substantially similar to the Compensation Policies adopted at the 2014 annual general meeting of shareholders.  However, in light of the experience gained from the implementation of the policies since 2014, changes in market practices, the increasing competitive environment for talent in the technology, internet and software industries, the Company’s current initiatives and activities, the Company’s significant growth and increase in market capitalization and other considerations, the Compensation Committee and the Board have resolved to adopt, and the shareholders are being asked at the Meeting to approve, certain changes to the Compensation Policies. The principal changes proposed to be implemented are the following:

Proposed Changes to the Compensation Policy – Executives:

•
In determining whether to grant special bonuses to executives, the Compensation Committee and the Board shall consider if such special bonuses are justifiable in light of the Company’s financial results and performance.

•
In order to align the interests of the executive directors with the long-term growth of the Company, executive directors shall be required to beneficially own shares of the Company (excluding unvested equity) in an amount of not less than 200% of their annual base salary.

•
In determining whether to award a signing bonus, the Compensation Committee and the Board shall consider awarding such a bonus only to provide for the replacement awards that the newly hired executive forfeited from his or her previous employer, and that such signing bonus will reflect performance, vesting and other conditions equivalent to the forfeited awards.

•
In line with the significant growth of the Company’s operations and market cap since 2014, it is proposed that any one or more equity awards granted to an executive in a single calendar year (referred to collectively as an “Annual Grant”) shall be subject to the vesting periods (of not less than 3 years and not more than 4 years) set forth in the Policy and to the following thresholds:

o
with respect to an Annual Grant with an exercise price equal to the fair market value (FMV), the portion of such Annual Grant that is scheduled to vest in any year following the grant date, shall not exceed 0.10% of the issued and outstanding Wix Ordinary Shares on the date of grant, or 0.14% in the case of the Chief Executive Officer (the “Annual Threshold”);

o
with respect to an Annual Grant of RSUs or other equity awards without an exercise price, the Annual Threshold shall be reduced by 50% (i.e., 0.05% of the issued and outstanding Wix Ordinary Shares on the date of grant or 0.07% in the case of the Chief Executive Officer); and

o
with respect to an Annual Grant that combines both types of equity awards (i.e., equity awards with an exercise price equal to FMV and RSUs or other equity awards without an exercise price), the Annual Threshold shall be calculated, on a pro rata basis, to give effect to the relative portion of each type of equity awards.

•
The policy is being amended to reduce the role of the Chief Executive Officer’s in determining the executives’ annual bonuses and bonus criteria, and vest such authority solely with the independent Compensation Committee.

•	The Compensation Committee and the Board shall not have discretion to convert an executive’s annual cash bonus into an equity award.

•
In line with the significant growth of the Company’s operations and market cap since 2014, the maximum coverage for D&O liability insurance that the Company may purchase was set at $150 million, and $40 million in the case of side A coverage (proposing to replace a current maximum coverage of $80 million, and $20 million in the case of side A). Company’s insurers advised that the annual premium for such proposed maximum coverage is estimated at approximately $550,000. Details of the Company’s current D&O liability insurance coverage, which is in effect until May 31, 2018, are set forth in Annex C and a copy of the D&O’s indemnification agreement which was approved by the Company’s shareholders on September 2015 is attached as Annex D and publicly available at https://www.sec.gov/Archives/edgar/data/1576789/000117891315002652/exhibit_99-1.htm

Proposed Changes to the Compensation Policy – Directors:

•
In order to maintain their independent status, the Compensation Committee and the Board will generally refrain from granting non-executive directors performance-related equity awards or including non-executive directors in pension schemes or similar plans.

•
The maximum annual value for equity-based compensation that may be granted to the Chairman of the Board was increased by 50% relative to other non-executive directors to a maximum of $0.75 million, in line with proposal no. 3 of the proxy statement.

•
Similar to the proposed change to the Executives Compensation Policy, the maximum coverage for D&O liability insurance that the Company may purchase was set at $150 million, and $40 million in the case of side A coverage.

•	The policy was updated to conform to newly adopted Israeli relief regulations intended to mitigate duplicative regulatory requirements, which the Company adopted last year.

The above summaries of the proposed principal changes to the Compensation Policies are qualified by reference to the full text of the updated Compensation Policies, marked to reflect the proposed changes, and attached to this proxy statement as Annex A and Annex B.

In making its recommendation, the Compensation Committee considered several factors, including comparable industry data and data of 17 peer companies in our industry (as listed in Annex E hereto), particularly with respect to equity awards for executives, the requirements of the Companies Law relating to the adoption of Compensation Policies, as well as certain other factors.

The Compensation Committee directly engaged the services of Radford, a leading global provider of consulting services relating to human capital and compensation.  No member of the Compensation Committee or any named executive officer has any affiliation with Radford.  Radford reported directly to the Compensation Committee.

The Board of Directors subsequently approved the recommendation of the Compensation Committee and recommended that shareholders approve the adoption of the revised Compensation Policies.

Proposal

The shareholders are being requested to adopt the following resolutions:

RESOLVED, to adopt Wix.com Ltd.’s Executive Compensation Policy in the form attached as Annex A hereto.

FURTHER RESOLVED, to adopt Wix.com Ltd.’s Directors Compensation Policy in the form attached as Annex B hereto.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the resolutions in proposal no. 2.  In addition, the affirmative vote of the ordinary shares must either include a majority of the ordinary shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the re-adoption of the Executive Compensation Policy and/or the Directors Compensation Policy, not taking into consideration abstentions, or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of our outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the approval of the Executive Compensation Policy and/or the Directors Compensation Policy.

Board Recommendation

The Board recommends a vote “FOR” the re-adoption of the Executive Compensation Policy and the Directors Compensation Policy.

PROPOSAL 3 – PROPOSAL TO INCREASE THE ANNUAL EQUITY GRANT OF THE
CHAIRMAN OF THE BOARD

Background

Pursuant to Wix’s Compensation Program for Non-Executive Directors that was adopted at the 2016 annual general meeting, each non-executive director is granted annual equity awards, each of which is comprised of 1,906 RSUs and options to purchase 5,718 ordinary shares of the Company.  The program does not currently differentiate in the equity compensation between a non-executive Chairman of the Board of Directors and other non-executive members of the Board of Directors.

In recognition of the significant time involved in the role and the considerable efforts taken by the non-executive Chairman of the Board, the Compensation Committee has reviewed the current equity award structure and recommended to increase the annual equity grant to the Chairman of the Board of Directors by 50% such that it equals 150% of the annual equity grant of the other non-executive members of the Board, totaling 2,859 RSUs and options to purchase 8,577 ordinary shares of the Company.

In making its recommendation, the Compensation Committee considered several factors, including comparable industry data and data of 17 peer companies in our industry (as listed in Annex E hereto), as well as certain other factors.  The Compensation Committee directly engaged the services of Radford, a leading global provider of consulting services relating to human capital and compensation.  No member of the Compensation Committee or any named executive officer has any affiliation with Radford.  Radford reported directly to the Compensation Committee.

The Board of Directors subsequently approved the recommendation of the Compensation Committee.

We are seeking your approval of this change because the Companies Law provides that the compensation of the Chairman of the Board of Directors, whether executive or non-executive, requires shareholder approval.

Proposal

The shareholders are being asked to approve the increase to the annual equity grant of the Chairman of the Board of Directors as described in this proposal no. 3.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to increase the annual equity grant of the Chairman of the Board of Directors, as set forth in proposal no. 3 of this proxy statement.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the increase of the Chairman’s annual equity grant as specified above.

PROPOSAL 4 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT PUBLIC ACCOUNTANTS; REVIEW AND DISCUSSION OF
OUR 2016 CONSOLIDATED FINANCIAL STATEMENTS

Background

Our Audit Committee and Board have appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2017.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2015	2016
	(in thousands)
Audit fees (1)	$419	$426
Audit-related fees (2)	75	30
Tax fees	45	74
Total	$539	$530
        ______________

(1)
“Audit fees” are the aggregate fees paid for the audit of our annual financial statements.  This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)
“Audit-related fees” are the aggregate fees paid for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees.  These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

Representatives of Kost Forer Gabbay & Kasierer will attend the Meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the Meeting.  In accordance with Section 60(b) of the Companies Law, you are invited to discuss our 2016 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2016, including our 2016 audited consolidated financial statements, is available at the “Investor Relations” portion of our website, at http://investors.wix.com/.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services.  Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.  Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted in November 2014.

Proposal

The shareholders are being asked to adopt the following resolution:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as Wix.com Ltd.’s independent public accountants for the year ending December 31, 2017 be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the ratification of the appointment and the authorization of the compensation of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as our independent registered public accounting firm for the year ending December 31, 2017.

CORPORATE GOVERNANCE UPDATES

The Board is pleased to update that the Company continues to take a disciplined approach to managing the long-term effects of equity incentive grants and remains committed to vigilant management of stock dilution.

A significant portion of the Company’s overhang from outstanding equity incentives still consists of historical in-the-money vested options, including vested par value options, which the Company believes is not unusual for companies of similar age, size, industry and sector.

The Company believes the fact that employees elect not to exercise historical in-the-money vested options should be viewed positively by investors as it reflects the employees’ belief in the long term prospects of the Company, electing to continue to hold the options as part of their overall investment portfolio.  The Company further notes that during 2017 vested par value options continued to be exercised by management and employees.

As part of the management of stock dilution, the Company shifted during the course of 2015 to substitute a portion of its option grants with RSU grants.  The increased grant of RSUs, in smaller quantities relative to options and which are not subject to the holders’ exercise election, has further supported the Company’s reduction of overhang from outstanding equity incentives over time. The Company further considers its stock price and market cap from time to time, to determine the appropriate number of equity awards to be granted to employees.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

SHAREHOLDER PROPOSALS FOR 2018 ANNUAL GENERAL MEETING OF
SHAREHOLDERS

Under the Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the Company’s proxy statement for our 2018 annual general meeting of shareholders pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, Attn: Corporate Secretary, and must otherwise comply with the requirements of Israel’s Companies Law.  The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the Meeting (i.e., no later than March 28, 2018; provided that if the date of the 2018 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2018 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2018 will include (1) the election (or reelection) of Class II directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2017 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2018 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under Israel’s Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the Company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2018 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F filed with the SEC on March 28, 2017 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://investors.wix.com/.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors, MARK TLUSZCZ Chairman of the Board of Directors

Dated: May 25, 2017

Annex A

Compensation Policy – Executives

1.	Introduction

The purpose of the Wix.com Ltd. (“Wix”) Compensation Policy – Executives (the “Policy”) is to describe Wix’s overall compensation strategy for its office holders (as defined in Israel’s Companies Law, 5759-1999 (the “Companies Law”)) other than non-employee directors (the “Executives”), and to provide guidelines for setting the compensation of its Executives.  The Policy is adopted in accordance with the requirements of the Companies Law.

This Policy applies to compensation agreements and arrangements with Executives that are adopted after the effective date of this Policy.

All compensation arrangements of Executives are to be approved in the manner prescribed by applicable law as in effect at the time the arrangement is entered into.  Any relief or exemption from applicable rules governing this Policy that become effective after the effective date of this Policy shall be deemed incorporated by reference into this Policy unless determined otherwise by the Compensation Committee of the Board of Directors (the “Compensation Committee”).

It is hereby clarified that nothing in this Policy shall be deemed to grant any of the Executives or employees or any third party any right or privilege in connection with their employment by, or engagement with, Wix.  Such rights and privileges shall be governed by the respective personal employment or engagement agreements (as applicable).

2.	Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors and comply with the composition and independence rules of the Companies Law and The NASDAQ Stock Market (“NASDAQ”) as in effect from time to time.

3.	Overall Strategy

Wix believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled Executives; Executives with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees.

The Policy is intended to align the need to incentivize Executives to succeed in achieving their goals and the need to assure that the compensation structure meets Wix’s interests and its overall financial and strategic objectives.

The Policy is also designed to offer Executives a compensation package that is competitive with other companies in Wix’s industry and jurisdictions of operation.

In support of this goal, Wix’s executive compensation practices are designed to meet the following objectives:

•
ensure that the interests of the Executives are closely aligned with the interests of Wix’s shareholders and emphasize equity pay and long-term incentives so that Executives have an interest in Wix’s sustained growth and success;

•	motivate the Executives to achieve results with integrity and fairness without encouraging excessive risk taking;

•	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in the short- and long-term, and recognizes Wix’s company values; and

•	balance rewards for both short-term and long-term results to ensure sustained business performance over time.

4.	Factors for Examining Compensation Terms

In setting the compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the education, qualifications, professional experience, seniority and accomplishments of the Executive;

•	the Executive’s position, responsibilities and prior compensation arrangements;

•	data of other NASDAQ and NYSE peer companies (including U.S.-based companies), including companies in the industry and/or geographic market, and compensation for comparably situated executives;

•	the Executive’s expected contribution to Wix’s future growth, profitability and stability;

•	the degree of responsibility imposed on the Executive;

•	the need to retain Executives who have relevant skills, know-how or unique expertise;

•	accounting and tax considerations and implications;

•
the relation between the employment terms of the Executive and the average and median salary of Wix’s employees and contractors in the geographic market in which the Executive operates, as well as whether such variation would have an effect on employee relations; and

•	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

The Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in preparing, collecting and analyzing applicable wage surveys and other relevant data; framing the appropriate parameters to be considered; and evaluating the different parameters.

5.	Compensation Terms of Executives

Wix intends to provide fair, competitive and equitable compensation for its Executives by combining several compensation elements.  Taking into account the parameters set forth in Item 4 of the Policy, the compensation package of Wix’s Executives shall generally combine all or a portion of the following items:

•	base salary;

•	cash bonus (annual or special);

•	equity-based long-term incentives;

•	general benefits;

•	retirement and termination of service arrangements; and

•	change of control special arrangements.

Wix believes that a significant portion of its Executives’ compensation should be variable based on company’s results.

The value of the variable compensation components (consisting of cash bonuses and equity-based long-term incentives) shall not be less than 40% of an Executive’s total compensation package on an annual basis.

In setting the compensation of Executives employed by a subsidiary of Wix, references in the Policy to Wix shall also include such subsidiary, to the extent applicable in the relevant context.

In the event that the services of the Executive are provided via a personal management company and not by the Executive directly as an employee of Wix, the fees paid to such personal management company (or unincorporated legal person) shall reflect, to the extent determined by Wix in the applicable service agreement, compensation items in accordance with the guidelines of the Policy.

A.	Base Salary

Base salary is a fixed, cash component of overall compensation.  Base salary ranges are designed to account for varying responsibilities, experience and performance levels.  In determining the base salary of each Executive, the Compensation Committee and the Board of Directors shall take into account the factors described in this Policy, including, without limitation, comparative market data and practices of peer companies, ~~and~~ compensation for comparably situated executives, alignment of general annual salary increases with general base salary increases across the broader workforce and the overall balance between fixed and variable elements as well as maximum limits.

A competitive base salary is essential to Wix’s ability to attract and retain highly skilled professionals in the long term, hence Wix will seek to establish a base salary that is competitive with the base salaries paid by peer group companies to comparable Executives, while considering, among others, Wix’s size, performance and field of operation and the geographical location of the Executive employed, as well as the Executive’s personal and professional skills.  The base salary is reviewed and may be adjusted periodically based on the variety of factors mentioned in this Policy, including the executive’s performance and the company’s performance.

B. Annual Cash Bonus

Overview.  Executives may be incentivized through an annual bonus program that sets performance targets based on their role and scope.  Actual payments may be driven by the business and/or individual performance vis-à-vis the respective performance targets.

The performance targets and the maximum annual bonus payable to each Executive ~~(other than the Chief Executive Officer)~~ shall be ~~presented and recommended by Wix’s Chief Executive Officer and~~ reviewed and approved by the Compensation Committee and the Board of Directors, and in the case of Wix’s Chief Executive Officer, also by Wix’s shareholders in accordance with the requirements of the Companies Law, as applicable.

Any annual bonus of the Chief Executive Officer approved after the effective date of this Policy shall be determined annually based on the results of Wix.  The formula for calculating the annual bonus shall be approved by the Compensation Committee, the Board of Directors and Wix’s shareholders.

Without derogation from the authority of the Compensation Committee and the Board of Directors to set the maximum annual bonuses payable to each Executive and the criteria for determining eligibility of such annual bonuses, the Compensation Committee and the Board of Directors shall not have discretion to reduce the amount of the annual bonus payable to Executives following achievement of the bonus criteria.

Criteria. A significant portion of the annual bonus, not less than 75%, shall be determined based on measureable criteria.  A smaller portion of the annual bonus, not to exceed 25%, may be based on non-measureable criteria ~~and should be determined at the Chief Executive Officer’s discretion~~ subject to any approvals as may be required by law, taking into account the Executive’s contribution to Wix.

Examples of measurable criteria that will be considered include, without limitation:

•	financial results (e.g. collections, revenues, pre-tax profits);

•	number of free or premium users; and

•	other key performance indicators.

Examples of non-measurable criteria that will be considered include, without limitation:

•	contribution to Wix’s business, profitability and stability;

•	the need to retain an Executive with skills, know-how or unique expertise;

•	the responsibility imposed on the Executive;

•	changes that occurred in the responsibility imposed on the Executive during the year;

•	performance satisfaction, including assessing the degree of involvement of the Executive and devotion of efforts in the performance of his duties);

•	assessment of the Executive’s ability to work in coordination and cooperation with other employees; and

•	the contribution to appropriate control environment and ethical environment.

The maximum annual cash bonuses payable to an Executive shall not exceed 24 months’ base salary.

Special Bonuses. In addition to the annual bonus, the Compensation Committee and the Board of Directors (and the shareholders if required by applicable law) may elect ~~upon the recommendation of the Chief Executive Officer (or the Compensation Committee in the case of a bonus payable to the Chief Executive Officer)~~ to pay certain Executives special cash bonuses in recognition for their special contribution to key ~~transactions and~~ company developments and activities~~, events in the company’s lifecycle~~. The maximum special cash bonus payable to an Executive shall not exceed 12 months’ base salary.

In determining whether to grant special bonuses to Executives, the Compensation Committee and the Board of Directors shall consider if such special bonuses are justifiable in light of the Company’s financial results and performance.

Signing Bonus. In the event of hiring a new Executive, the Compensation Committee and the Board of Directors may elect ~~upon the recommendation of the Chief Executive Officer~~ to pay a signing bonus.  The maximum cash signing bonus payable to an Executive shall not exceed 12 months’ entry base salary.

If and where applicable, the Compensation Committee and the Board of Directors shall consider awarding a signing bonus only to provide for the replacement awards that the newly hired Executive forfeited from his or her previous employer, and that such signing bonus will reflect performance, vesting and other conditions equivalent to the forfeited awards.

~~Payout in Cash or Equity Based Compensation. The Compensation Committee and the Board of Directors will have full discretion to convert all or a portion of an Executive’s annual cash bonus into share options, restricted shares or restricted share units and to determine their vesting and other terms.~~

Partial Bonus Payout. Subject to the conditions and limitations of this Item 5.B, an Executive that is employed or provides services to Wix for only a portion of any year may be entitled to receive the pro-rata portion of any bonus described above, based on the portion of the calendar year the Executive was employed or provided services.

C.	Equity-Based Compensation

Overview.  The Compensation Committee and the Board of Directors may grant to Executives equity-based compensation in any form permitted under Wix’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, without limitation, share options, restricted shares, restricted share units (RSUs) and participation in employee stock purchase programs (ESPP).  All grants of equity-based compensation to the Chief Executive Officer (or other Executive of Wix that is a member of Wix’s Board of Directors) following the effective date of this Policy shall be approved in the manner prescribed by the Companies Law.

Equity Award Terms. The Compensation Committee and the Board of Directors (and the shareholders to the extent prescribed by the Companies Law) shall set the terms of award grants to Executives in accordance with the terms of the Equity Incentive Plans, including, without limitation, the exercise price, vesting schedule, term, the period of time for which an award is to remain exercisable and dividend adjustments.

Vesting.  All equity-based incentives granted to Executives shall be subject to vesting periods in order to promote long-term retention of the awarded Executives.  Generally, grants to Executives shall vest gradually over a period of no less than 3 years, and no more than 4 years, in the aggregate.  In accordance with the Equity Incentive Plans, the terms of the awards may provide for the acceleration of vesting upon a change of control of Wix and/or the achievement of performance targets as set forth in the respective award agreement.

~~Value of~~ Maximum Equity-Based Compensation. Any one or more equity awards granted to an Executive in a single calendar year (referred to collectively as an “Annual Grant”) shall be subject to the vesting periods set forth in the preceding paragraph and to the following thresholds:

 ●  with respect to an Annual Grant with an exercise price equal to the fair market value (FMV) 1, the portion of such Annual Grant that is scheduled to vest in any year following the grant date, shall not exceed 0.10% of the issued and outstanding Wix Ordinary Shares on the date of grant, or 0.14% in the case of the Chief Executive Officer (the “Annual Threshold”);

●  with respect to an Annual Grant of RSUs or other equity awards without an exercise price, the Annual Threshold shall be reduced by 50% (i.e., 0.05% of the issued and outstanding Wix Ordinary Shares on the date of grant or 0.07% in the case of the Chief Executive Officer); and

●  with respect to an Annual Grant that combines both types of equity awards (i.e., equity awards with an exercise price equal to FMV and RSUs or other equity awards without an exercise price), the Annual Threshold shall be calculated, on a pro rata basis, to give effect to the relative portion of each type of equity awards.

~~The maximum annual value for equity-based compensation granted to an Executive shall not exceed $1.5 million per year. The annual value of the equity-based component shall be calculated at the time of grant (in the same manner valued for purposes of the financial statements) divided equally over the period of vesting (e.g., if the vesting period is 4 years, 25% of the value shall be attributable to each of the four years).~~

The Compensation Committee and the Board of Directors shall not have discretion to limit, at the time of exercise, the value of equity-based compensation that was granted.

D.    FORFEITURE AND CLAWBACK POLICY

To reflect sound corporate governance, Wix’s forfeiture and clawback policy relating to Executive compensation allows for the Compensation Committee, at its discretion, to determine that an Executive’s rights, payments and benefits with respect to an equity award granted to such Executive, shall be subject to reduction, cancellation, forfeiture, rescission or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting, restrictions or other performance conditions of the equity award. Such events may include, but shall not be limited to, termination with or without cause, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Executive, or restatement of the Company’s financial statements to reflect adverse results from those previously released financial statements, as a consequence of errors, omissions, fraud, or misconduct. ~~recovery of all or a portion of any compensation paid to an Executive  that was paid on the basis of financial data included in Wix’s financial statements in any of the prior three fiscal years that were found to be inaccurate and were subsequently restated.~~

1 The fair market value for an award to an Israeli-resident Executive shall equal the average price of the Company’s share price in the 30 consecutive trading days prior to the grant date of the Options. The fair market value for an award to a non-Israeli-resident Executive shall equal the closing price of the Company’s shares on the date of grant.

~~In such event, Wix will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the revised financial data included in the restated financial statements.~~

Notwithstanding the above, the Compensation Committee’s authority to reduce, cancel, forfeit, rescind or recoup an Executive’s rights, payments and benefits with respect to an equity award ~~the compensation recovery~~ will not apply ~~be triggered~~ in the following events:

•	the restatement of the financial statements is required due to changes in the applicable financial reporting standards; or

•
the Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient or not in the best interest of the company.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such clawback from time to time.

E.	General Benefits

The following benefits may be granted to the Executives:

•	paid vacation days;

•	paid sick days;

•	recuperation pay according to applicable law;

•	employer contribution to an education fund (including, payment of such contribution or any portion thereof, directly to the Executive);

•	employer contribution to an insurance policy or a pension fund for severance and pension (including, payment of such contribution or any portion thereof, directly to the Executive);

•	employer contribution towards work disability insurance; and

•	D&O indemnification, insurance and exculpation to the maximum extent permitted by applicable law, as amended from time to time.

Executives that are based outside of Israel may receive similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

In addition, Wix may offer additional benefits to the Executives, including, without limitation, telecommunication and electronic devices and communication expenses, company car and travel benefits, reimbursement of business travel (including a daily per diem when traveling and other business related expenses), reimbursement of relocation and related expenses, “runoff” and other insurances, newspaper subscriptions, periodic medical examinations, holiday and special occasion gifts, academic and professional studies.  For the avoidance of doubt, the grant of registration rights to an Executive shall not be deemed an employment benefit for any purpose.

F.	Retirement and Termination of Service Arrangements

The Compensation Committee and the Board may provide Executives with the following rights in connection with retirement and termination of service arrangements:

Advanced Notice Period and Adjustment Period. Wix provides in the employment agreements of each of its Executives for a mutual advance notice period that does not exceed 6 months.  In addition, the Compensation Committee and the Board of Directors may elect to make an adjustment period payment (beyond the contractual advance notice period), to a departing Executive~~s~~ dismissed by Wix in circumstances that do not constitute “cause”, in an amount that does not exceed 3 months’ base salary of the departing Executive.

Additional Retirement and Termination Benefits.  Wix may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under applicable labor laws) or a payment in consideration for the Executive’s agreement not to solicit Wix’s employees, customer and suppliers and/or not to compete with Wix for a defined period of time post-employment.

In determining the retirement and termination terms, the Compensation Committee and the Board shall take into account different criteria, including the following:

•	the length of employment of the Executive;

•	the Executive’s performance during his or her employment;

•	Wix’s performance during the Executive’s term of employment and the Executive’s contribution to such company performance;

•	the circumstances surrounding the termination of employment of the Executive, such as relocation of the Executive and availability of suitable executive positions; and

•	whether separation payments are customary in the industry or geographic market or sector in which the Executive is employed.

The maximum additional retirement and termination benefits payable to an Executive (including any advance notice period and adjustment period as set forth above) shall not exceed 15 months of the Executive’s base salary.

G.	Change of Control Special Arrangements

In addition to the benefits applicable in the case of any retirement or termination of service, as described above, the Compensation Committee and the Board of Directors may determine that an Executive shall be entitled to the following benefits in the event his/her employment is terminated or adversely adjusted in a material way following the occurrence of an event that constitutes a change of control of Wix:

•	acceleration of vesting of outstanding options and other equity awards;

•	extension of advance notice period by up to 9 months (in addition to the advance notice period in effect prior to the change of control);

•	payment of severance pay for an additional period of up to 15 months; and

•	extension of the exercise period of options and other equity awards held by Executives for a period of up to 24 months following the date of employment termination.

H.	Indemnification, Insurance and Exculpation of Executives

Wix may indemnify, insure and exculpate the Executives to the full extent permitted by applicable law from time to time, including by entering into indemnification, insurance and exculpation agreements with each of the Executives; provided, that without the approval of Wix’s shareholders, the maximum coverage for D&O liability insurance shall not exceed $~~80~~ 150 million (and $40~~20~~ million in the case of side A coverage).

6.	Shareholding Guidelines for Executive Directors

                In order to align the interests of the Executive Directors with the long-term growth of the Company, Executive Directors shall be required to beneficially own shares of the Company (excluding unvested equity) in an amount of not less than 200% of their annual base salary.

~~6.~~ 7.	Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite.  However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years, to amend or restate the Policy.

Adopted and Effective as of ~~May 12~~ June 26, 2017~~4~~

Annex B

Compensation Policy – Directors

1.	Introduction

The purpose of the Wix.com Ltd. (“Wix”) Compensation Policy – Directors (the “Policy”) is to describe Wix’s overall compensation strategy for the non-employee members of its Board of Directors (the “Directors”), and to provide guidelines for setting the compensation of its Directors.  The Policy is adopted in accordance with the requirements of Israel’s Companies Law, 5759-1999 (the “Companies Law”).

This Policy applies to compensation agreements and arrangements with Directors that are adopted after the effective date of this Policy.

All compensation arrangements of Directors are to be approved in the manner prescribed by applicable law as in effect at the time the arrangement is entered into.  Any relief or exemption from applicable rules governing this Policy that becomes effective after the effective date of this Policy shall be deemed incorporated by reference into this Policy unless determined otherwise by the Compensation Committee of the Board of Directors (the “Compensation Committee”).

It is hereby clarified that nothing in this Policy shall be deemed to grant any of the Directors, whether or not a Wix employee, or any third party any right or privilege in connection with their employment by, or engagement with, Wix.  Such rights and privileges shall be governed by the respective personal employment or engagement agreements (as applicable).

2.	Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors and comply with the composition and independence rules of the Companies Law and The NASDAQ Stock Market (“NASDAQ”) as in effect from time to time.

3.	Overall Strategy

Wix believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled Directors.

~~The Policy is intended to align the need to incentivize Directors to succeed in achieving their goals and the need to assure that the compensation structure meets Wix’s interests and its overall financial and strategic objectives.~~

The Policy is ~~also~~ designed to offer Directors a compensation package that is competitive with other companies in Wix’s industry and jurisdiction of operation.

~~In support of this goal, Wix’s Director compensation practices are designed to meet the following objectives:~~

~~●~~	~~ensure that the interests of the Directors are closely aligned with the interests of Wix’s shareholders and emphasize equity pay and long-term incentives so that Directors have an interest in Wix’s sustained growth and success;~~

●	~~motivate the Directors to achieve results with integrity and fairness without encouraging excessive risk taking;~~

●	~~support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in the short and long-term, and recognizes Wix’s company values; and~~

●	~~balance rewards for both short-term and long-term results to ensure sustained business performance over time.~~

4.	Factors for Examining Compensation Terms

In setting the compensation of ~~a~~ Directors, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the education, qualifications, professional experience, seniority and accomplishments of the Director;

•	the Director’s position, responsibilities and prior compensation arrangements;

•	data of other NASDAQ peer companies (including U.S.-based companies), including companies in the industry and/or geographic market, and compensation for comparably situated Directors;

~~•~~	~~the Director’s expected contribution to Wix’s future growth, profitability and stability;~~

•	the degree of responsibility imposed on the Directors;

•	the need to retain Directors who have relevant skills, know-how or unique expertise;

•	accounting and tax considerations and implications;

•
the relation between the engagement terms of the Directors and the average and median salary of Wix’s employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

In order to maintain their independent status, the Compensation Committee and the Board of Directors will generally refrain from granting Directors performance-related equity awards or including Directors in pension schemes or similar plans.

The Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in preparing, collecting and analyzing applicable wage surveys and other relevant data; framing the appropriate parameters to be considered; and evaluating the different parameters.

5.	Compensation Terms of Directors

A.	Annual Retainer and ~~PER METING~~ Fees

All Directors, excluding the External Directors (as defined in the Companies Law)1, shall be entitled to compensation, as shall be determined from time to time and approved by the Compensation Committee, the Board of Directors and the Company's shareholders.~~, based on the Director’s relevant skills and experience, not to exceed, on an annual basis, the total compensation payable annually to the Company’s External Directors.~~

~~All External Directors are to be paid an annual cash retainer and per meeting fee in accordance with Israel’s Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 (the “Directors Fee Regulations”).~~

~~Wix may elect to pay greater director fees to professional External Directors (within the meaning of the Companies Law) in accordance with the Directors Fee Regulations.~~

~~In addition, subject to the Directors Fee Regulations (as applicable), a~~All Directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and committees thereof and travelling on behalf of Wix consistent with Wix policy regarding such matters.

B.	Equity-Based Compensation

Overview. The Compensation Committee, the Board of Directors and the shareholders may grant to Directors equity-based compensation in any form permitted under Wix’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, without limitation, share options, restricted shares and~~,~~ restricted share units (RSUs) ~~and participation in employee stock purchase programs (ESPP)~~. All grants of equity-based compensation to Directors following the effective date of this Policy shall be approved in the manner prescribed by the Companies Law.

Equity Award Terms. The Compensation Committee, the Board of Directors and the shareholders shall approve the terms of award grants to Directors in accordance with the terms of the Equity Incentive Plans, including, without limitation, the exercise price, vesting schedule, term, the period of time for which an award is to remain exercisable and dividend adjustments.

Vesting. All equity-based incentives granted to newly appointed Directors shall generally be subject to vesting periods of no less than 3 years and for currently serving Ddirectors no less than 1 year ~~in order to promote long-term retention of the awarded Directors~~. ~~Generally, grants to Directors shall vest gradually over a period of no less than 3 years.~~  In accordance with the Equity Incentive Plans, the terms of the awards may provide for the acceleration of vesting upon a change of control of Wix ~~and/or the achievement of performance targets as set forth in the respective award agreement~~.

1 As per the amendments to the Israeli Companies Regulations (Relief for Companies Traded on a Stock Exchange Outside of Israel), 5760-2000 (the “Relief Regulations”) adopted by the Israeli Ministry of Justice on April 2016, the Company may comply solely with the applicable SEC and NASDAQ independent director requirements and audit committee and compensation committee composition requirements, and is no longer required to appoint External Directors (as defined in the Companies Law) and follow the equivalent requirements of the Companies Law in this respect. In the event Company elects in the future to appoint External Directors, the Israeli Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 will be applicable.

Value of Equity-Based Compensation. The maximum annual value for equity-based compensation granted to a Director shall not exceed $0.5 million, or $0.75 million in the case of the Chairman of the Board of Directors. The annual value of the equity-based component shall be calculated at the time of grant (in the same manner valued for purposes of the financial statements) divided equally over the period of vesting (e.g., if the vesting period is three years, 33.33% of the value shall be attributable to each of the three years).

The Compensation Committee and the Board of Directors shall not have discretion to limit, at the time of exercise, the value of equity-based compensation that was granted.

The value of the variable compensation components (consisting of equity-based long-term incentives) shall reflect not less than 40% of a Director’s total compensation package on an annual basis.

C.	Benefits

The Directors shall be entitled to D&O indemnification, insurance and exculpation to the maximum permitted by applicable law.

In addition, Wix may offer additional benefits to the Directors, including, without limitation, telecommunication and electronic devices and communication expenses and “runoff” and other insurances.  For the avoidance of doubt, the grant of registration rights to a Director shall not be deemed a service benefit for any purpose.

6.	Forfeiture and Clawback Policy

To reflect sound corporate governance, Wix’s forfeiture and clawback policy relating to Director~~s’~~ compensation allows for the Compensation Committee, at its discretion, to determine that a Director’s rights, payments and benefits with respect to an equity award granted to such Director, shall be subject to reduction, cancellation, forfeiture, rescission or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting, restrictions or other conditions of the equity award. Such events may include, but shall not be limited to, termination of service with or without cause, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Director, or restatement of the Company’s financial statements to reflect adverse results from previously released financial statements, as a consequence of errors, omissions, fraud, or misconduct. ~~recovery of all or a portion of any compensation paid to a Director that was paid on the basis of financial data included in Wix’s financial statements in any of the prior three fiscal years that were found to be inaccurate and were subsequently restated.~~

~~In such event, Wix will seek reimbursement from the Directors to the extent such Directors would not have been entitled to all or a portion of such compensation, based on the revised financial data included in the restated financial statements.~~

Notwithstanding the above, the Compensation Committee’s authority to reduce, cancel, forfeit, rescind or recoup a Director’s rights, payments and benefits with respect to an equity award~~the compensation recovery~~, will not apply~~be triggered~~ in the following events:

•	the restatement of the financial statements is required due to changes in the applicable financial reporting standards; or

•
the Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient, or not in the best interest of the company.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such clawback from time to time.

7.	Change of Control Special Arrangements

The Compensation Committee and the Board of Directors may determine that a Director shall be entitled to the following benefits in the event his/her service is terminated or adversely adjusted in a material way following the occurrence of an event that constitutes a change of control of Wix:

•	acceleration of vesting of outstanding options and other equity awards; and

•	extension of the exercise period of options and other equity awards held by Directors for a period of up to 24 months following the date of service termination.

8.	Indemnification, Insurance and Exculpation of Directors

Wix may indemnify, insure and exculpate the Directors to the full extent permitted by applicable law from time to time, including by entering into indemnification, insurance and exculpation agreements with each of the Directors; provided, that without the approval of Wix’s shareholders, the maximum coverage for D&O liability insurance shall not exceed $150~~80~~ million (and $4~~2~~0 million in the case of side A coverage).

9.	Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite.  However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years, to amend or restate the Policy.

Adopted and Effective as of ~~May 12~~June 26, 2017~~4~~

Annex C
Wix.com Ltd. – Details of D&O Liability Insurance

Type of Insurance:	Directors & Officers Liability

Insurer:	Lloyd’s Syndicate and Generali Group fronted by Phoenix Insurance Company Ltd.

Policy Holder:	Wix.com Ltd.

Policy Period:	01.12.2016– 31.05.2018

Total Limits of Liability:	$80,000,000 + $15,000,000 SIDE A Up to 20% for Defense Costs will be provided in addition to the limit of liability.

Deductible:	US$ 0 US$ 500,000 US$ 70,000 US$ 50,000 US$ 35,000	for the directors and officers US Securities Claims any other Securities Claim any other US Claims any other claim

Retroactive Date:	Unlimited

Territorial limits:	Worldwide Including USA/Canada

Annual Premium:	$343,850 (547 Days- USD 467,573)

Annex D

Form of D&O Indemnification Agreement

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of ___________, is entered into by and between Wix.com Ltd., an Israeli company, whose address is 40 Namal Tel Aviv St., Tel Aviv, Israel (the “Company”), and Indemnitee set forth on the signature page hereto (the “Indemnitee”).

WHEREAS,	Indemnitee is an office holder (nose misra) (an “Office Holder”), as such term is defined in the Companies Law, 5759–1999 (the “Companies Law”);

WHEREAS,
both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of companies and that highly competent persons have become more reluctant to serve corporations as directors and officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against risks of claims and actions against them arising out of their service to, and activities on behalf of, companies;

WHEREAS,
the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law;

WHEREAS,
the Company has determined that (i) the increased difficulty in attracting and retaining highly competent persons, such as Indemnitee, is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, and (ii) it is reasonable, prudent and necessary for the Company to obligate itself contractually to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified; and

WHEREAS,
in recognition of Indemnitee's need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Articles of Association will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement, and provide for insurance and exculpation of Indemnitee as set forth in this Agreement; and

WHEREAS,
the Indemnitee may have other rights of indemnification and/or insurance provided by third parties which the Indemnitee intends to be secondary to the primary obligation of the Company to indemnify the Indemnitee and to the insurance policy of the Company as provided herein, with the Company’s acknowledgement and agreement to the foregoing being a material condition to Indemnitees' willingness to serve as an Office Holder of the Company.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND INSURANCE.

1.1.
The Company agrees to indemnify and hold harmless Indemnitee to the fullest extent permitted by applicable law for any liability and expense specified in Sections 1.1.1 through 1.1.5 below, imposed on Indemnitee due to or in connection with an act performed by Indemnitee, either prior to or after the date hereof, in Indemnitee’s capacity as an Office Holder of the Company, any subsidiary thereof or any other corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (the “Corporate Capacity”). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act or omission and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other entity (other than a Secondary Indemnitor (as defined below)), with respect to Indemnitee’s Corporate Capacity with such subsidiary or entity, then the indemnification obligations of the Company hereunder with respect to such Corporate Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not actually fully cover the indemnifiable liabilities and expenses relating thereto. The following shall be hereinafter referred to as “Indemnifiable Events”:

1.1.1.
Any financial liability imposed on Indemnitee or incurred by Indemnitee in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court. For purposes of Section 1 of this Agreement, the term “person” shall mean a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

1.1.2.
Reasonable litigation Expenses (as defined below), including, without limitation, attorney’s fees and the fees and expenses of investigators, accountants and other experts, incurred by Indemnitee or charged to Indemnitee by court, (i) in a proceeding instituted against Indemnitee by the Company or on its behalf or by another person; or (ii) in any criminal proceeding in which Indemnitee is acquitted; or (iii) in any criminal proceeding in which Indemnitee is convicted of an offense that does not require proof of criminal intent;

1.1.3.
Reasonable litigation Expenses, including, without limitation, attorney’s fees and the fees and expenses of investigators, accountants and other experts, incurred by Indemnitee as a result of an investigation or proceeding instituted against Indemnitee by an authority authorized to conduct such investigation or proceeding, which: (i) is Concluded Without The Filing of An Indictment (as defined below) against Indemnitee and without the imposition on Indemnitee of any Financial Obligation In Lieu of Criminal Proceedings (as defined below), or (ii) which is Concluded Without The Filing Of An Indictment against Indemnitee, but with the imposition on Indemnitee of a Financial Obligation In Lieu of Criminal Proceedings in respect of an offense that does not require proof of criminal intent or in connection with a financial sanction; and

1.1.4.
Any financial obligation imposed upon Indemnitee and reasonable litigation Expenses, including, without limitation, reasonable attorney’s fees, incurred by Indemnitee as a result of an Administrative Proceeding (as defined below) instituted against Indemnitee. Without derogating from the generality of the foregoing, such obligation or expense will include a payment that Indemnitee is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, 5728-1968 (the “Securities Law”) and Expenses that Indemnitee incurred in connection with a proceeding under Chapters H’3, H’4 or I’1of the Securities Law, including reasonable legal Expenses, which term includes attorney’s fees.

1.1.5.	Any other event, occurrence or circumstances for which the Company may lawfully indemnify an Office Holder or shareholder of the Company.

1.1.6.	For purposes of this Section 1.1:

1.1.6.1.
The term “Concluded Without The Filing of An Indictment” regarding a matter in which a criminal proceeding was initiated, means the closing of a file pursuant to Section 62 of the Criminal Procedure Law [Consolidated Version], 5742-1982 (the “Criminal Procedure Law”) or a stay of process by the Attorney General pursuant to Section 231 of the Criminal Procedure Law; and

1.1.6.2.
a “Financial Obligation Imposed in Lieu of a Criminal Proceeding” means a financial obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Law, 5746-1985, a fine for committing an offense categorized as a finable offense pursuant to the provisions of the Criminal Procedure Law or a penalty.

1.1.6.3.
The term “Administrative Proceeding” shall mean a proceeding pursuant to Chapter H’3 (Imposition of Financial Sanctions by the Securities Authority), H’4 (Imposition of Administrative Enforcement Measures by the administrative Enforcement Committee) or I’1 (Arrangement to Prevent the Initiation of Proceedings or to Conclude Proceedings, Subject to Conditions) of the Securities Law.

For the purpose of this Agreement, “Expenses” shall include, without limitation, attorney’s fees and all other costs, expenses and obligations paid or incurred by  Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any Indemnifiable Event. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such costs or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section 1.3.

1.2.
Notwithstanding anything herein to the contrary, the Company shall indemnify Indemnitee under Section 1.1 only with respect to the events described in Exhibit A (attached). The Board has determined that the events listed in Exhibit A are reasonably foreseeable in light of the operations of the Company.

The maximum amount of indemnification payable by the Company to all persons with respect to whom the Company undertook to indemnify under agreements similar to this Agreement (respectively the “Limit Amount” and the “Indemnifiable Persons”), per each Indemnifiable Event, shall not exceed the higher of the following: (i) in relation to indemnity connected with an offering to the public of the Company’s securities — the cumulative amount of the proceeds deriving to the Company and/or to a shareholder who sold securities, in the scope of such public offering; or (ii) in relation to indemnity connected with all types of events, including in connection with an offering to the public of the Company’s securities, the higher of (x) an amount equal to 50% of the Company’s net assets, measured by the consolidated balance sheet of the Company last published prior to the time that notice is provided to the Company; or (y) USD$ 30 million.

The Limit Amount shall be in addition to any amount paid (if paid) under an insurance policy and/or by a third party pursuant to any such indemnification arrangement.

If the Limit Amount is insufficient to cover all the indemnity amounts payable to all Indemnifiable Persons, then such amount shall be allocated to the Indemnifiable Persons pro rata according to the percentage of their culpability, as determined by a court for the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such Indemnifiable Persons.

1.3.
If so requested by Indemnitee, and subject to the Company’s reimbursement right set forth in Section 5 below, the Company shall advance amounts to cover Indemnitee’s Expenses for which Indemnitee is entitled to be indemnified under Section 1.1 above, as and when incurred. The advances to be made hereunder shall be paid by the Company directly to Indemnitee’s legal and other advisors as soon as practicable, but in any event no later than fifteen (15) days after the Company receives a written demand from Indemnitee. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4.
Subject to the limitations set forth in Section 1.1 and 1.2 above and in Section 2, the Company agrees to indemnify and hold harmless Indemnitee for and, if requested by Indemnitee, advance to Indemnitee (i) any and all Expenses actually and reasonably paid or incurred by Indemnitee in connection with any claim by Indemnitee for indemnification by the Company under any provision of this Agreement, or under any other agreement or insurance policy or applicable law, and/or (ii) any and all Expenses actually and reasonably paid or incurred by Indemnitee in connection with any claim by the Company or any other person to enforce their respective rights under any provision of this Agreement, or under any other agreement or insurance policy or applicable law.  Subject to the limitations set forth in Section 1.1 and 1.2 above and in Section 2, no indemnity shall be paid by the Company under this section if there has been a finding, to which all rights of appeal have either lapsed or been exhausted, that each of the material assertions or defenses, as the case may be, made by Indemnitee in connection with such claim was frivolous or not made in good faith.

1.5.
The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall be for such period (the “Indemnification Period”) as  Indemnitee shall be subject to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of Indemnitee’s service in the Corporate Capacity as described in Section 1.1 above, whether or not Indemnitee is still serving in such position.

1.6.
Indemnitee shall be covered by the insurance policy or policies providing liability insurance for directors and officers of the Company, in accordance with its or their terms to the maximum extent of the coverage available for any director or officer under such policy or policies.

1.7.
The Company undertakes to give prompt written notice of the commencement of any claim hereunder to its insurers in accordance with the procedures set forth in each of the policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of each Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Company’s authority to freely negotiate or reach any compromise with the insurer that is reasonable at the Company’s sole discretion provided that the Company shall act in good faith and in a diligent manner.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

2.1.
Notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to Indemnitee with respect to (i) any act, event or circumstance for which it is prohibited to do so under the Companies Law; or (ii) a counter claim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee, other than: (a) by way of defense or by way of third party notice in connection with a claim brought against Indemnitee, or (b) in specific cases in which the Board has approved the initiation or bringing of such claim by Indemnitee, or (iii) any claim arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any similar applicable law of any jurisdiction, if Indemnitee is held liable therefor after a final adjudication to which all rights of appeal have either lapsed or been exhausted.

2.2.
Notwithstanding the above, for as long as it is prohibited under the applicable laws, the Company shall not indemnify or advance Expenses to  Indemnitee in respect of Indemnitee's financial liability, where there has been a finding in a final adjudication, to which all rights of appeal have either lapsed or been exhausted, that there has been: (i) a breach of a duty of loyalty by Indemnitee, except to the extent that Indemnitee acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company, (ii) a breach of the duty of care committed intentionally or recklessly by Indemnitee, excluding a breach arising out of the negligent conduct of Indemnitee, (iii) an act or omission committed by Indemnitee with the intent to derive illegal personal benefit, (iv) a fine or forfeit levied against Indemnitee, or (v) a liability by the Indemnitee in a claim arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any similar applicable law of any jurisdiction.

2.3.
Without derogating from the above, the Company shall enter into an agreement to insure Indemnitee for any liability that may be imposed on Indemnitee in connection with an act (or an omission) performed by Indemnitee in a Corporate Capacity as permitted according to the Companies Law.

3.	ADVANCEMENT OF EXPENSES.

3.1.
In the event that the Company provides indemnification or advancement of Expenses under Section 1 above, and thereafter, in respect of the same act, event or circumstance for which such indemnification or advance of Expenses under Section 1 was provided to Indemnitee: (i) a financial obligation in lieu of a criminal proceeding for an offense that requires proof of mens rea is imposed on Indemnitee; and/or (ii) Indemnitee is convicted of an offense that requires mens rea, as applicable, and/or (iii) there has been a finding in a final adjudication, to which all rights of appeal have either lapsed or been exhausted, that Indenitee was not entitled to such indemnification or advancement of Expenses pursuant to the Agreement, then, within sixty (60) days of receipt of a written demand by the Company to such effect, Indemnitee shall repay to the Company all amounts previously paid by the Company as indemnification or advancement of Expenses in respect of such act, event or circumstance.

3.2.	Indemnitee’s obligation to reimburse the Company for any advanced Expenses or other sums paid hereunder shall be deemed a loan given to Indemnitee by the Company.

4.	SUBROGATION.

4.1.
Except as set forth in Section 4.2 below, in the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

4.2.
The Company hereby acknowledges that Indemnitee may have certain rights to indemnification, advancement of expenses and/or insurance provided by third parties (other than subsidiaries of the Company or any party that is an affiliate of the Company (collectively, the “Secondary Indemnitors”)).  The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Secondary Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by Indemnitee and shall be liable for the full amount of all Expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement and the Articles of Association of the Company (or any other agreement between the Company and Indemnitee), without regard to any rights Indemnitee may have against the Secondary Indemnitors, and, (iii) that it irrevocably waives, relinquishes and releases the Secondary Indemnitors from any and all claims against the Secondary Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof.  The Company further agrees that no advancement or payment by the Secondary Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Secondary Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company and Indemnitee agree that the Secondary Indemnitors are express third party beneficiaries of the terms of this Section 4.2.

5.	REIMBURSEMENT.

Except as set forth in Section 4.2 above, the Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee, in accordance with the terms set forth in Section 3.

6.	EFFECTIVENESS.

The Company represents and warrants that this Agreement is valid, binding and enforceable in accordance with its terms and was duly adopted and approved by the Company and its shareholders, and shall be in full force and effect immediately upon its execution.

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee (including any proceedings by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission so to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and only to the extent that such failure to provide notice materially and adversely prejudices the Company’s by the forfeiture of substantive rights or defenses. Notice to the Company shall be directed to the Chief Executive Officer, Chief Financial Officer or General Counsel of the Company at the address shown in the preamble to this Agreement (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 1.1 and 2:

7.1.	The Company will be entitled to participate therein at its own expense.

7.2.
Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company and reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ Indemnitee’s own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at Indemnitee’s expense, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) Indemnitee and the Company shall have concluded, or independent counsel who is reasonably reputable with experience in the relevant field has opined in writing, that there may be a conflict of interest between the Company and Indemnitee in the conduct of the defense of such action; or (iii) the Company has not in fact employed counsel to assume the defense of such action, in which cases the reasonable fees and expenses of counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which Indemnitee shall have reached the conclusion specified in (ii) above.

7.3.
The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected without the Company’s prior written consent.

7.4.
The Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is fully indemnifiable pursuant to this Agreement (subject to Section 1.2) and/or applicable law, and any such settlement, compromise or judgment does not impose any penalty or limitation on Indemnitee without Indemnitee’s prior written consent. Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only as provided above. In the case of criminal proceedings the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in Indemnitee’s name without Indemnitee’s prior written consent.

7.5.
Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to their advisors and representatives as shall be within Indemnitee' power, in every reasonable way as may be required by the Company with respect to any claim which is the subject matter of this Agreement and in the defense of other claims asserted against the Company (other than claims asserted by Indemnitee), provided that the Company shall cover all expenses, costs and fees incidental thereto such that Indemnitee will not be required to pay or bear such expenses, costs and fees.

8.	EXEMPTION AND EXCULPATION.

Subject to the provisions of the Companies Law, the Company hereby exempts, exculpates and releases, in advance, the Office Holder from liability to the Company for any damage that arises from the breach of the Office Holder’s duty of care to the Company (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

9.	NON-EXCLUSIVITY.

The rights of Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Company’s Articles of Association, applicable law, any insurance policy or otherwise, both as to action in Indemnitee’s official capacity and as to action in any other capacity as a result of Indemnitee serving as an Officer Holder of the Company.  The Company hereby represents and warrants to Indemnitee that no other Officer Holder of the Company has any indemnification rights that are more beneficial than those contained in this Agreement.  If any other Office Holder of the Company shall receive any indemnification rights that are more beneficial than those contained in this Agreement, then, subject to any restrictions under applicable law, this Agreement shall be promptly amended to contain such terms, and if the Company should fail to properly amend this Agreement pursuant to this Section 9, this Agreement shall be deemed to have automatically been amended so that such terms will apply to Indemnitee hereunder.

10.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses, judgments, amounts paid in settlement after the prior consent of the Company, fines or penalties actually or reasonably incurred by Indemnitee in connection with any proceedings, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, amounts paid in settlement after the prior consent of the Company, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section 5 above, any amount received by Indemnitee (under any insurance policy or otherwise) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as set forth in Section 1.2.

11.	POST FACTUM INDEMNIFICATION.

For the avoidance of doubt, it is hereby clarified that nothing contained in this Agreement or in the above referenced resolutions derogate from the Company’s right to indemnify Indemnitee post factum for any amounts which Indemnitee may be obligated to pay, to the maximum extent permitted by the Companies Law, provided that such resolution regarding the same shall be adopted according to the manner prescribed under the Companies Law.

12.	INCREASE IN AMOUNT OF INDEMNIFICATION.

This Agreement shall not limit the Company or prevent it from increasing the maximum amount of indemnification with respect to indemnifiable events, due to a reduction in the amount of available insurance or due to the fact that the Company is unable to acquire insurance covering the Indemnifiable Events under reasonable terms and due to any other cause whatsoever and provided such resolution regarding the same shall be adopted according to the manner prescribed under the Companies Law.

13.	COMPANY UNDERTAKINGS.

The undertakings of the Company pursuant to this Agreement shall be widely construed and in a manner designated to give them effect, to the fullest extent permissible under law. In the event of any contradiction between the provisions of this Agreement and any provision of law which is not dispositive or which cannot be amended, the provision of law shall prevail, but the same shall not impair or derogate from the validity of the other provisions hereunder.  The Company shall perform any reasonable action controlled by the Company to execute any document, resolution and enter any proceeding required to allow it to effectuate and perform its obligations hereunder.

14.	ENFORCEMENT.

The Company expressly confirms and agrees that it has entered into this Agreement and assumed the obligations imposed on it hereby in order to induce the Indemnitee to serve as an Office Holder of the Company and the Company acknowledges that the Indemnitee is relying upon this Agreement in serving as an Office Holder of the Company.

15.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. In the event of a merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company, Indemnitee shall be entitled to the same indemnification and insurance provisions as the most favorable indemnification and insurance provisions afforded to the then-serving Office Holders and shareholders of the Company. In the event that in connection with such transaction the Company purchases a directors and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee. This Agreement shall continue in effect during the Indemnification Period regardless of whether Indemnitee continues to serve in a Corporate Capacity.

Any amendment to the Companies Law, the Securities Law or other applicable law adversely affecting the right of the Indemnitee to be indemnified, insured or released pursuant hereto shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure the Indemnitee for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

16.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted  in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

17.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three (3) business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

18.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions. The Company and Indemnitee each hereby irrevocably consent to the jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding that arises out of or relates to this Agreement.

19.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement, including, without limitation, any prior indemnification agreement.

20.	COUNTERPARTS.

This Agreement may be executed and delivered by email or facsimile signature and in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by all of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing. The Company hereby undertakes not to amend its Articles of Association in a manner that will adversely effect the provisions of this Agreement.

This Agreement is being executed pursuant to the resolutions adopted by the Board of Directors of the Company on May 5th, 2015 and by the shareholders of the Company on September 21st, 2015. The Board of Directors has determined, based on the current activity of the Company, that the indemnification provided hereunder is reasonable in light of the circumstances and that the events listed in Exhibit A are reasonably anticipated.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Agreement as of the date first mentioned above, in one or more counterparts.

Wix.com Ltd.
By:
Name and title:

Indemnitee
Name:
Signature:

EXHIBIT A*
INDEMNIFIABLE EVENTS
1.
Claims in connection with employment relationships with employees of the Company, including in connection with pension arrangements, insurance and saving funds, options and other employment related benefits, and in connection with business relations between the Company and its employees, independent contractors, customers, suppliers and other service providers.

2.
Negotiations, execution, delivery and performance of agreements of any kind or nature, anti-competitive acts, acts of commercial wrongdoing, approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision, actions concerning the approval of transactions with Office Holders or shareholders, including controlling persons and claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care with respect to the Company’s business.

3.
Violation, infringement or any other misuse of copyrights, patents, designs, trade secrets and any other intellectual property rights, breach of confidentiality obligations, acts in regard of invasion of privacy including with respect to databases, acts in connection with slander and defamation, and claims in connection with publishing, hosting, or providing any, data, content or information, including any filings with any governmental authorities, whether or not required under any applicable laws.

4.
Any claim or demand in connection with: (a) cyberattacks on the Company and/or its subsidiaries and/or any of their computer network or system products and services, including without limitation, use of malicious code to alter computer code, logic or data, information and identity theft, Malware, pharming, phishing, spamming, spoofing, spyware, trojans and viruses, denial-of-service and distributed denial-of-service attacks; and (b) breaches of data, including, without limitation, any event in which sensitive, protected or confidential data, whether relating to the Company, any of its subsidiaries, their custimers, users, vendors or any other person or entity, has potentially been viewed, stolen or used by an individual unauthorized to do so.

5.
Violations of securities laws of any jurisdiction, including, without limitation, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders and the investment community; claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards lenders or debt holders of the Company, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction; actions taken in connection with the issuance of any type of securities of Company, including, without limitation, the grant of options to purchase any of the same.

6.
Liabilities arising in connection with any products or services developed, distributed, sold, provided, licensed or marketed by the Company, and any actions in connection with the distribution, sale, license or use of such products.

7.
The issue of securities (including an issue of securities that does not come to actual fruition) in Israel and abroad, including and without derogating from the generality of the foregoing, an offer of securities to the public pursuant to a prospectus, a private placement, sale offer, issue of bonus shares or offer of securities in any other way, including, but without limitation, a prospectus or registration statement for an initial public offering including public offerings in NYSE, NYSE MKT and NASDAQ.

8.	An event arising from the fact of the Company being a publicly traded company or arising from the fact that the shares of the Company are traded on a stock exchange in the US or abroad.
9.
Events in connection with an actual or proposed change in ownership or in the structure of the Company, its reorganization, dissolution, or any decision concerning any of the foregoing, including but not limited to, merger, sale or acquisition of assets, division, change in capital.

10.
Any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, including the sale, lease or purchase of any assets or business, receiving and granting credit and the giving or receiving of collateral security, including contracting under finance agreements with banks and/or other financial entities for purposes of financing transactions or contractual arrangements, including a transaction with an interested party.

11.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf.

12.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

13.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.

14.
A report or notice lodged according to the Companies Law or the Securities Law, including regulations made pursuant thereto, or according to rules or directives currently applied by on a Stock Exchange in Israel or abroad, or according to a law of another country which regulates similar matters and/or the failure to submit such report or notice.

15.	Participation and/or non-participation at the Company’s Board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s Board meetings.
16.
Any act or a derivative thereof connected with the adopting of financial reporting according to international financial reporting standards (IFRS) and accepted accounting principles in the USA (US GAAP) or any financial reporting standards practiced by the Company or its subsidiaries, including, without limitations, execution of certificates for the benefit of third parties related to the financial statements.

17.	All actions, consents and approvals relating to a distribution of dividends, in cash or otherwise.
18.	Actions taken pursuant to or in accordance with policies and procedures of the Company (including tax policies and procedures), whether such policies and procedures are published or not.
19.	An act or a derivative thereof that is contrary to the Company's Articles of Association.
20.	Implementing of a tender offer and/or a sale offer and any proceeding, opinion, document and/or report in connection therewith.
21.
Any claim and/or demand in relation to non-disclosure or failure to supply any sort of information at the time required according to law and/or in connection with a misleading or faulty disclosure of such information, to third parties, and included in this to the holders of the Company’s securities and/or potential holders of securities, including in regard to a public offering, allotment, distribution, purchase, holding and/or connection with securities of the Company and/or any other investment activity involving and/or affecting the Company’s securities.

22.	Resolutions and/or actions relating to environmental matters.
23.	Resolutions and/or actions in connection with the approval of financial statements of the Company or its subsidiaries.
24.	Representations and warranties made in good faith in connection with the business of the Company or its subsidiaries.
25.	Resolutions and/or actions in connection with any restrictive trade practice or monopolies of the Company or its subsidiaries.
26.	Resolutions and/or actions relating to the operations and management of the Company or its subsidiaries.
27.	Resolutions and/or actions in connection with a subsidiary or a company affiliated with the Company.

*	Any reference in this Exhibit A to the Company shall include the Company and any entity in which Indemnitee serves in a Corporate Capacity.

Annex E

Wix.com Ltd. – List of Peer Companies

1.	BroadSoft, Inc.

2.	Chegg, Inc.

3.	Cornerstone OnDemand, Inc.

4.	CyberArk Software Ltd.

5.	HubSpot, Inc.

6.	Imperva, Inc.

7.	Infoblox, Inc.

8.	IntraLinks Holdings, Inc.

9.	LogMeIn, Inc.

10.	Paycom Software, Inc.

11.	Paylocity Holding Corporation

12.	PROS Holdings, Inc.

13.	Qualys, Inc.

14.	Shopify, Inc.

15.	Shutterstock, Inc.

16.	SPS Commerce, Inc.

17.	Zendesk, Inc.